Exhibit 5(a)(ii)
EXPENSIFY, INC. ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER
The Company expects to purchase 6,140,642 shares of common stock at $1.20 per share, resulting in an expected approximate 6.9% reduction in Class A common stock outstanding.

SAN FRANCISCO, CAL.--(BUSINESS WIRE)--June 11, 2026-- Expensify, Inc. (Nasdaq: EXFY) (the “Company”), the easiest way to manage expenses, corporate cards, and travel, today announced the preliminary results of its modified “Dutch auction” tender offer (the “Tender Offer”) to purchase for cash up to $25,000,000 of its outstanding shares of Class A common stock, par value $0.0001 per share (“Class A common stock” or the “shares”), at a price per share not less than $0.98 and not more than $1.20, less any applicable withholding taxes and without interest, which expired at 12:00 midnight, New York City time, at the end of the day on June 10, 2026.

In accordance with the terms and conditions of the Tender Offer and based on the preliminary count by the depositary, the Company expects to repurchase a total of 6,140,642 shares of Class A common stock through the Tender Offer at a price of $1.20 per share, for a total cost of $7,368,770.40, excluding fees and expenses. Based on the preliminary count by the depositary for the Tender Offer, a total of 6,140,642 shares of Class A common stock were validly tendered and not validly withdrawn at or below the price of $1.20 per share, including 717,389 shares that were tendered through notice of guaranteed delivery.

The total of 6,140,642 shares that the Company expects to accept for repurchase would result in a reduction of the Company’s total outstanding shares of Class A common stock as of June 10, 2026 of approximately 6.9%.

As previously disclosed, the Company expects to fund the purchase of shares in the Tender Offer with cash on hand.

“We launched this tender offer because we believed, and continue to believe, Expensify is meaningfully undervalued, and because it gave shareholders flexibility. Shareholders who wanted liquidity had the opportunity to take it, while those who remained invested increased their ownership percentage in the company,” said David Barrett, CEO of Expensify. “We remain confident in Expensify’s product, brand, customer base, and long-term opportunity, and we believe repurchasing shares at these levels is an attractive use of capital.”

“The tender offer was substantially undersubscribed, with $7.4 million of shares tendered against our stated goal to repurchase up to $25.0 million,” said Ryan Schaffer, CFO of Expensify. “Shareholders had a clear opportunity to sell, and the vast majority chose to stay. We view that as a strong signal that many shareholders share our belief that there is upside to Expensify’s current valuation, and we will continue to look for disciplined ways to return excess capital to shareholders over time.”

The number of shares expected to be purchased in the Tender Offer, the purchase price per share are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the required one business day period. The final number of shares to be purchased in the Tender Offer, the final purchase price per share will be announced following the expiration of the guaranteed delivery period and the completion by the depositary of the confirmation process. Payment for the shares accepted for purchase pursuant to the Tender Offer, and the return of all other shares tendered and not purchased, will occur promptly following the completion of the confirmation process.

Citizens JMP Securities, LLC, is acting as dealer manager for the Tender Offer. The information agent for the Tender Offer is Georgeson LLC, and the depositary is Computershare Trust Company, N.A.

FORWARD-LOOKING STATEMENTS

Certain statements made in this press release constitute forward-looking statements, including with respect to the Company’s expectations regarding its purchase of shares of Class A Common Stock in the Tender Offer and the Company’s strategy, future financial condition, future operations, and prospects. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the Tender Offer. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Expensify’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied

Exhibit 5(a)(ii)
by the forward-looking statements, including the risks discussed in Expensify’s filings with the SEC, including Expensify’s Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q. Expensify undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

About Expensify. Inc.

Expensify, Inc. (Nasdaq: EXFY) is the easiest way to do your expenses, travel, and corporate cards. Built for businesses of all sizes and trusted by 15 million members worldwide, Expensify is a top-rated app across G2, TrustRadius, Capterra, and more.